SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December, 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de LiesseVille Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For immediate publication

Contact:	Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Plans New Offshore Integrated Manufacturing Hub

 — Positions Company to Maximize Market Share Penetration and Achieve Further Significant Cost
Reduction in Imprinted Sportswear Market -
Longer-Term Strategy to Enter Retail  —

Montreal, Thursday, December 4, 2003 – Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced that it has purchased an 18 million square foot tract of land in the Dominican Republic and that it plans to construct a state-of-the-art knitting, bleaching and cutting facility on this site. The land purchased by Gildan in the Dominican Republic is large enough to accommodate an anticipated further major capacity addition on the same site. The Company also said that the fabric manufactured in the Dominican Republic would be sewn both in the Dominican Republic and in Haiti, where Gildan already operates an integrated sewing plant and has established relationships with external contractors.

Using the experience and template of the Rio Nance facility recently constructed in Honduras, Gildan plans to complete construction of the first Dominican Republic facility in the next twelve months and ramp up to full capacity in 24-30 months. The scale of the new textile facility in the Dominican Republic will be comparable to that of the Rio Nance facility, and the overall Dominican Republic/Haiti integrated manufacturing hub will be based on the successful model of Gildan’s integrated textile and sewing operations in Honduras. The total capital cost of the Dominican Republic facility is estimated to be in the order of U.S. $60 million, to be spent primarily in fiscal 2004 and 2005.

In addition, Gildan plans during fiscal 2004 to further expand its Honduras manufacturing hub. The Company will increase the production capacity of the Rio Nance facility, as well as start a new sewing plant in Nicaragua to be managed as part of the Honduras regional hub, for a combined capital investment of approximately US $15 million. The further incremental expansion of Rio Nance will reinforce the positioning of this facility as what Gildan believes to be the largest-scale, most highly efficient, low-cost textile manufacturing facility in the world.

The new capacity in the Dominican Republic/Haiti and Honduras/Nicaragua is expected to be utilized primarily to support Gildan’s projected continuing sales growth in its existing products and its existing market channels, as well as to rationalize and streamline its overall production capacity and manufacturing cost structure, with its offshore facilities focussing on high-volume, longer-run product-lines and its Canadian textile facilities focussing on lower-volume, more specialized product lines.

The Company anticipates that its projected unit sales growth for its existing products in its existing geographical markets and existing primary market channels will result in unit volume growth over the next 5 years to annual sales in excess of 35 millions dozens, an increase of more than 50% over fiscal 2003. The Company’s main focus during this period will be to achieve its market share targets and optimize its overall cost structure in the wholesale imprinted sportswear market. Other incremental growth opportunities in this market include leveraging the Dominican Republic/Haiti hub to drive penetration of new geographical markets and further development of the Company’s private label programs for imprinted sportswear brands, which the Company has already begun on an opportunistic basis.

As Gildan continues to bring on further major new capacity additions subsequent to the first Dominican Republic facility, it believes that the extension of its wholesale brand into retail will represent the most attractive long-term strategy to leverage its existing manufacturing strengths and core competencies, ensure its continuing long-term growth and strategic development, and ultimately create maximum value for its shareholders. Gildan’s positioning as the leading brand in the wholesale channel results in a high consumer awareness of the Company’s product-lines and product quality, providing a strong foundation on which to build a recognized consumer brand through the retail channel. Over the next 5 years, Gildan plans to manage its initial entry into retail markets in a conservative and gradual manner with the capacity that it has available, and build a solid base from which to drive significant long-term penetration. The Company will refine its detailed marketing plans for retail during fiscal 2004 and begin to penetrate the retail market for activewear in fiscal 2005.

The Company believes that its plans to achieve further penetration in the imprinted sportswear market, together with its anticipated cost reductions from transitioning to a higher proportion of offshore manufacturing, will allow it to achieve its objective of minimum 15% EPS growth for the next 5 years. The Company forecasts that it will generate approximately US $100 million of further annual cost reductions, to be phased in over the 5-year period. The planned initial entry into retail is not expected to materially impact financial results during this time-frame.

Gildan believes that the capital expenditure requirements to support the Company’s manufacturing plans and ongoing growth strategy will continue to be entirely financed out of its internally generated cash flow. Consequently, the Company’s management and Board of Directors have considered whether to introduce a dividend at this time, but have determined that the Company should continue to conserve its surplus cash reserves and unused debt capacity at the present time, in order to maximize its financing flexibility to pursue potential future strategic growth opportunities. The Company also plans to enhance profitability by repaying its U.S. Secured Notes totalling U.S. $70 million as they mature over the next 4 years. These Notes are high-cost in today’s low-interest environment. The Company will continue to re-evaluate the merits of introducing a dividend on an annual basis, as its strategic plans develop.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S. and European apparel markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,000 full-time employees.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date December 4, 2003